May 12, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TeleNav, Inc.
Registration Statement on Form S-l (File No. 333-162771)
Form 8-A (File No. 001-34720)

Acceleration Request
Requested Date: May 13, 2010
Requested Time: 9:00 A.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, TeleNav, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-162771) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-34720) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely, TeleNav, Inc.

By:	/s/ Loren Hillberg
Loren Hillberg General Counsel and Secretary

May 12, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TeleNav, Inc.

Registration Statement on Form S-1

Registration File No. 333-162771

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933 (the “Act”), we hereby join in the request of TeleNav, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:00 a.m. Eastern Daylight Time on May 13, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that during the period from April 26, 2010 through the date hereof 6,800 copies of the Preliminary Prospectus dated April 26, 2010 and 2,000 copies of the Preliminary Prospectus dated May 11, 2010 were distributed to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, J.P. MORGAN SECURITIES INC. DEUTSCHE BANK SECURITIES INC. Acting severally on behalf of themselves and the several Underwriters

By:	J.P. Morgan Securities Inc.

/s/ Scott Peterson
	Name:	Scott Peterson
	Title:	Vice President

By:	Deutsche Bank Securities Inc.

/s/ Chris Colpitts
	Name:	Chris Colpitts
	Title:	Managing Director

/s/ Tor Braham
	Name:	Tor Braham
	Title:	Managing Director